Exhibit 99.7

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the Trust’s financial condition and results of operations should be read in conjunction with the Trust’s financial statements and the related notes for the year ended December 31, 2010.  All references to currencies in this report are in United States Dollars, unless stated otherwise.

Investment Objective and Strategies

Sprott Physical Gold Trust (the “Trust”) is a closed-end mutual fund trust organized under the laws of the Province of Ontario, Canada, created to invest and hold substantially all of its assets in physical gold bullion.  The Trust seeks to provide a secure, convenient and exchange-traded investment alternative for investors interested in holding physical gold bullion without the inconvenience that is typical of a direct investment in physical gold bullion.  The Trust intends to achieve its objective by investing primarily in long-term holdings of unencumbered, fully allocated, physical gold bullion and does not speculate with regard to short-term changes in gold prices.

The units of the Trust are listed on the New York Stock Exchange (“NYSE”) Arca and the Toronto Stock Exchange (“TSX”) under the symbols “PHYS” and “PHY.U”, respectively.

Risks

The risks of investing in the Trust are detailed in the Trust’s annual information form for the year ended December 31, 2010 dated March 11, 2011.  There have been no material changes to the Trust since inception that affected the overall level of risk.  The principal risks associated with investing in the Trust are the price of gold, the net asset value and/or the market price of the units, the purchase, transport, insurance and storage of physical gold bullion, liabilities of the Trust, and redemption of units.

Results of Operations

The following unit issuances took place during the period from January 1, 2010 to December 31, 2010:

•                  On March 3, 2010, the Trust closed its initial public offering with the sale of 40,000,000 units at $10.00 per unit, for gross proceeds of $400,000,000;

•                  On March 8, 2010, the Trust issued 3,000,000 units for gross proceeds of $30,000,000 on the exercise by the underwriters of the over-allotment option of the initial public offering.

•                  On March 25, 2010, the Trust issued 1,250,000 units for gross proceeds of $12,500,000 on the final exercise by the underwriters of the over-allotment option of the initial public offering.

•                  On May 26, 2010, the Trust issued 24,840,000 units at $11.25 per unit, for gross proceeds of $279,450,000 on the first follow-on offering of the units of the Trust.

•                  On September 17, 2010, the Trust issued 24,500,000 units at $11.37 per unit, for gross proceeds of $278,565,000 on the second follow-on offering of the units of the Trust.

•                  On September 24, 2010, the Trust issued 3,488,555 units at $11.37 per unit, for gross proceeds of $39,664,870 on the exercise by the underwriters of the over-allotment option on the second follow-on offering.

•                  On October 29, 2010, the Trust redeemed 28,982 units at a cost of $318,426.

Results of Operations (continued)

Of the $1,040.2 million gross proceeds raised through the above transactions, the Trust paid approximately $47.9 million in respect of underwriting commissions and other expenses related to the various offerings detailed above, invested $983.3 million in physical gold bullion at an average cost of $1,198.01 per troy ounce and retained $9.0 million in cash in order to provide available funds for the Trust’s ongoing expenses and potential cash redemptions.

The value of the net assets of the Trust as of December 31, 2010 was $1,171.7 million or $12.07 per unit.  The Trust held 820,753 ounces of physical gold bullion as of December 31, 2010.

For the period from January 1, 2010 to December 31, 2010, total unrealized gains on physical gold bullion amounted to $182.8 million.

The units closed at $12.35 on the NYSE Arca and $12.32 on the TSX on December 31, 2010.  The units are denominated in U.S. dollars on both exchanges.

The Trust’s net asset value per unit on December 31, 2010 was $12.07.  During the period from February 25, 2010 to December 31, 2010, the Trust’s units traded on the NYSE Arca at an average premium to net asset value of approximately 8.2%.

Related Party Transactions

Management Fees

The Trust pays the Manager, Sprott Asset Management LP, a monthly management fee equal to 1/12 of 0.35% of the value of the net assets of the Trust (determined in accordance with the trust agreement), plus any applicable Canadian taxes.  The management fee is calculated and accrued daily and payable monthly in arrears on the last day of each month.  For the period from January 1 to December 31, 2010, the Trust incurred management fees of $2,307,496 (not including applicable Canadian taxes).

Expense Cap

The Manager has contractually agreed that if the expenses of the Trust, including the management fees, at the end of any month exceed an amount equal to 1/12 of 0.65% of the value of the net assets of the Trust, the management fee payable to the Manager for such month will be reduced by the amount of such excess up to the gross amount of the management fee earned by the Manager for such month.  For the period ending December 31, 2010, there was no such reduction in the management fee.

Operating Expenses

The Trust pays its own operating expenses, which include, but are not limited to, audit, legal, trustee fees, unitholder reporting expenses, general and administrative fees, filing and listing fees payable to applicable securities regulatory authorities and stock exchanges, storage fees for the physical gold bullion, costs incurred in connection with the Trust’s continuous disclosure public filing requirements and investor relations and any expenses associated with the implementation and on-going operation of the Independent Review Committee of the Trust.  Operating expenses for the period from January 1, 2010 to December 31, 2010 amounted to $467,067 (not including applicable Canadian taxes).

Financial Highlights

The following table shows selected key financial information about the Trust and is intended to help you understand the Trust’s financial performance for the period from January 1, 2010 to December 31, 2010.  The pricing of the initial public offering took place on February 25, 2010 and closing took place on March 3, 2010.

Net assets per unit(1)
Net assets per unit, beginning of period	$10.00
Increase(decrease) from operations(2):
Total revenue	$—
Total expenses	(0.05)
Realized gains (losses) for the period	—
Unrealized gains for the period	3.06
Total increase from operations	$3.01
Net assets per unit, end of period	$12.07

(1)  This information is derived from the Trust’s annual financial statements.

(2)  Net assets per unit is calculated based on the actual number of units outstanding at the relevant time.  The increase/decrease from operations is based on the weighted average number of units outstanding over the financial period from January 1, 2010 to December 31, 2010.  This table is not intended to be a reconciliation of the beginning to ending net assets per unit.

Ratios and Supplemental Data

Total net asset value (000’s) (1)	$1,171,745
Number of Units outstanding (1)	97,049,573
Management expense ratio (2)	0.46%
Trading expense ratio (3)	Nil
Portfolio turnover rate (4)	Nil
Net asset value per Unit	$12.07
Closing market price - NYSE Arca	$12.35
Closing market price - TSX	$12.32

(1)  This information is provided as at December 31, 2010.

(2)  Management expense ratio (“MER”) is based on total expenses (excluding commissions and other portfolio transaction costs) for the stated period and is expressed as an annualized percentage of daily average net asset value during the period from February 25, 2010 to December 31, 2010. The MER for the period from February 25, 2010 to December 31, 2010 on an unannualized basis is 0.39%.

(3)  The trading expense ratio represents total commissions and other portfolio transaction costs expressed as an annualized percentage of daily average net asset value during the period from February 25, 2010 to December 31, 2010.  Since there are no trading costs associated with physical bullion trades, the trading expense ratio is nil.

(4)  The Trust’s portfolio turnover rate indicates how actively the Trust’s portfolio adviser trades its portfolio investments.  A portfolio turnover rate of 100% is equivalent to the Trust buying and selling all of the securities in its portfolio once in the course of the year.  The higher the Trust’s portfolio turnover rate in a year, the greater the trading costs payable by the Trust in the year, and the greater the chance of an investor receiving taxable capital gains in the year.  There is not necessarily a relationship between a high turnover rate and the performance of the Trust.

Past Performance

In accordance with National Instrument 81-106, performance data will be shown after the Trust has been in operation for at least 12 consecutive months.

Summary of Investment Portfolio

As of December 31, 2010

			Average	Fair	% of
		Price	Cost	Value	Net Assets
	Ounces	$	$	$	%

Physical gold bullion	820,753	1,420.78	983,268,826	1,166,105,984	99.5
Cash and Cash Equivalents				5,862,468	0.6
Other Net Liabilities				(223,036)	(0.1)
Total Net Assets				1,171,745,416	100.0

This summary of investment portfolio may change due to the ongoing portfolio transactions of the Trust.